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                                                                  Exhibit (m)(4)

                             [             ] FUND
                               Class A 12b-1 Plan

       This Plan (the "Plan") constitutes the Service [Limited Term U.S. Government Fund only: and Distribution] Plan relating to the Class A shares of [
        ] Fund (the "Series"), a series of [ ] Trust [ ], a Massachusetts business trust (the "Trust").

       Section 1. The Trust, on behalf of the Series, will pay to CDC IXIS Asset Management Distributors, L.P., a Delaware limited partnership which acts as the Principal Distributor of the Series' shares, or such other entity as shall from time to time act as the Principal Distributor of the Series' shares (the "Distributor"), a fee (the "Service Fee") for expenses borne by the Distributor in connection with the provision of personal services provided to investors in Class A shares of the Series and/or the maintenance of shareholder accounts, at an annual rate not to exceed 0.25% of the Series' average daily net assets attributable to the Class A shares. [Limited Term U.S. Government Fund only: In addition to the Service Fee, the Trust will pay to the Distributor a fee (the "Distribution Fee") at an annual rate not to exceed 0.10% of the Series' average daily net assets attributable to the Class A shares, for acting as Principal Distributor with respect to Class A shares.] Subject to such limit and subject to the provisions of Section 7 hereof, the Service Fee [Limited Term U.S. Government Fund only: and Distribution Fee] shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust. The Service Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine. All payments of Service Fees are intended to qualify as "service fees" as defined in Section 26 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (or any successor provision) as in effect from time to time. [Limited Term U.S. Government Fund only: The Distribution Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine. All payments of Distribution Fees are intended to qualify as "asset-based sales charges" as defined in the Rules of Fair Practice of the National Association of Securities Dealers, Inc.]

       Section 2. The Service Fee may be paid only to reimburse the Distributor for expenses of providing personal services to investors in Class A shares of the Series, including, but not limited to, (i) expenses (including overhead expenses) of the Distributor for providing personal services to investors in Class A shares of the Series or in connection with the maintenance of shareholder accounts and (ii) payments made by the Distributor to any securities dealer or other organization (including, but not limited to, any affiliate of the Distributor) with which the Distributor has entered into a written agreement for this purpose, for providing personal services to investors in Class A shares of the Series and/or the maintenance of shareholder accounts, which payments to any such organization may be in amounts in excess of the cost incurred by such organization in connection therewith.

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       [Limited Term U.S. Government Fund only: The Distribution Fee may be paid only to reimburse the Distributor for its expenses (including such expenses incurred after the original adoption of this Plan but prior to ______________ that have not previously been reimbursed hereunder) of any activity which is primarily intended to result in the sale of Class A shares of the Series, including without limitation (i) amounts paid by the Distributor to any securities dealer or other organization (including, but not limited to, any affiliate of the Distributor) as asset-based sales charges or "trail commissions" with respect to Class A shares of the Series (ii) compensation to and expenses, including overhead and telephone expenses, of registered representatives or other employees of the Distributor relating to activities which are primarily intended to result in the sale of Class A shares of the Series, (iii) advertising, (iv) the printing and mailing of prospectuses relating to the Series to other than current shareholders of the Series and (v) the printing and mailing of sales literature relating to the Series.]

       Section 3. This Plan shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by votes of the majority (or whatever other percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940 (the "Act") or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

       Section 4. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

       Section 5. This Plan may be terminated at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding Class A shares of the Series.

       Section 6. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

       A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class A shares of the Series, on not more than 60 days' written notice to any other party to the agreement; and

       B. That such agreement shall terminate automatically in the event of its assignment.

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       Section 7. This Plan may not be amended to increase materially the amount of expenses permitted pursuant to Section 1 hereof without approval by a vote of at least a majority of the outstanding Class A shares of the Series, and all material amendments of this Plan shall be approved in the manner provided for continuation of this Plan in Section 3.

       Section 8. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the Act and the rules and regulations thereunder, and the term "majority of the outstanding Class A shares of the Series" shall mean the lesser of the 67% or the 50% voting requirements specified in clauses (A) and (B), respectively, of the third sentence of Section 2(a)(42) of the Act, all subject to such exemptions as may be granted by the Securities and Exchange Commission.

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